08002975

ADITYA BIRLA GROUP

AM:SJV:2008 May 2, 2008

Securities and Exchange Commission
Att: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
Tel No. 001 202 551-6551

SUPPL

Re : Hindalco Industries Limited
Rule 12g3-2(6) Exemption file No. 82-3428

Dear Sir,

Sub : <u>Listing of Equity and Preference Shares</u>

Please refer to our Listing Application dt. 11th April, 2008 for allotment of Equity shares and 6% Cumulative Preference Shares in pursuant to scheme of arrangement between Hindalco Industries Limited and Indian Aluminium Company Limited.

The followings are the details of shares to be allotted by Hindalco Industries Limited to the shareholders of Indian Aluminium Company Ltd.

Sr. No.	Type of Shares	No. of shares
1.	Equity shares of Re. 1/- fully paid up on pari passu with the existing shares	376
2.	6% Cumulative Preference Shares of Rs. 2/- each redeemable on 01.04.2009.	2032734

Please do the needful in the matter.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
ASST.VICE PRESIDENT & COMPANY SECRETARY

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